Exhibit 12.1

EXHIBIT 12.1—STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Period from May 1, 1998 to December 31,
	1998	1999	2000	2001	2002	Six Months Ended June 30, 2003
Income (loss) before gain on disposal of real estate assets, discontinued operations, provision for income taxes and extraordinary loss	$44,503	$38,952	$(68,721)	$50,361	$36,763	$52,103

Interest Expense
Notes payable and other debt	56,058	83,721	89,910	82,400	73,029	32,448
United States Settlement	—	—	—	4,592	5,461	4,943

Earnings	$100,561	$122,673	$21,189	$137,353	$115,253	$89,494

Interest Expense
Notes payable and other debt	56,058	83,721	89,910	82,400	73,029	32,448
United States Settlement	—	—	—	4,592	5,461	4,943

Fixed Charges	$56,058	$83,721	$89,910	$86,992	$78,490	$37,391

Ratio of Earnings to Fixed Charges and preferred stock dividends (a)	1.79	1.47	0.24	1.58	1.47	2.39

(a)  Earnings were insufficient to cover fixed charges by $68.7. million in 2000. Earnings in 2000 were reduced by $96.5 million for the United States Settlement.